02053314

BB 9/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25304

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-01 AND ENDING 06-30-02
MM/DD/YY MM/DD/YY

SEC MAIL PROCESSING RECEIVED SEP 03 2002 WASH. D.C. 165

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kirk Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 North Carroll Blvd. Suite 201
(No. and Street)

Denton (City) Texas (State) 76201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sennett Kirk 940-566-0293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hankins, Powers, Eastup, Deaton & Tonn, P.C.
(Name – *if individual, state last, first, middle name*)

902 North Locust (Address) Denton (City) Texas (State) 76201 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Sennett Kirk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kirk Securities Corporation, as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KRISTA L. HURST
Notary Public, State of Texas
My Commission Expires
February 10, 2003

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

HANKINS, POWERS, EASTUP
DEATON & TONN
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977

TEL. (940) 387-8563
FAX (940) 383-4746

INDEPENDENT AUDITORS' REPORT

Board of Directors
Kirk Securities Corporation
Denton, Texas

We have audited the accompanying statement of financial condition of Kirk Securities Corporation as of June 30, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kirk Securities Corporation at June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hankins, Powers, Eastup, Deaton + Tonn

Hankins, Powers, Eastup, Deaton & Tonn
A Professional Corporation
Certified Public Accountants

August 20, 2002

KIRK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash		$226,518
Securities owned:		
Marketable, at market value		351,331
Prepaid expenses		1,263
Property and equipment - at cost:		
Furniture and equipment	$ 17,901	
Producing oil and gas properties	27,715	
Less: accumulated depletion and depreciation	(36,977)	
Property and equipment - net		8,639
Membership		3,500
Other investments		33,200
Total		$624,451

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payroll taxes payable		$ 909
Federal income tax payable		6,909
Deferred income taxes		19,278
Total Liabilities		27,096
Stockholders' Equity:		
Common stock - authorized 10,000 shares at $1.00 par value each; issued and outstanding 2,750 shares	$ 2,750	
Additional paid-in-capital	110,229	
Retained earnings	484,376	
Total Stockholders' Equity		597,355
Total		$624,451

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2002

Income:		
Commissions		$129,236
(Loss) on investment securities		(54,602)
Investment income		12,238
Oil and gas sales		5,758
Total Income		92,630
Operating Expenses:		
Officer salary	$ 10,000	
Clerical expense	40,025	
Consulting fees	2,400	
Quotation expenses	11,170	
Oil and gas operating expenses	2,754	
Rent	13,396	
Telephone	2,689	
Depletion and depreciation	2,050	
Commissions	152	
Professional fees	3,600	
Books and subscriptions	2,081	
Dues and memberships	5,183	
Donations	800	
Postage	3,358	
Supplies	1,909	
Insurance	8,059	
Copy expense	781	
Taxes	6,500	
Advertising	3,032	
Miscellaneous	12,785	
Travel and entertainment	1,321	
Total Operating Expenses		134,045
Income (loss) before income taxes		(41,415)
Federal income tax provision		
Current	20,429	
Deferred	(27,582)	
Total Federal income tax provision		(7,153)
Net Income (Loss)		$ (34,262)
Earnings (Loss) Per Share		$ (12.46)

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance, July 1, 2001	$2,750	$110,229	$518,638
Net income (loss)			(34,262)
Balance, June 30, 2002	$2,750	$110,229	$484,376

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

Cash Flows From Operating Activities:		
Net income (loss)	$ (34,262)	
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depletion and depreciation	2,050	
Loss on investment securities	54,602	
(Decrease) in deferred income taxes	(27,582)	
(Decrease) in Federal income tax payable	(6,603)	
(Increase) in prepaid expenses	(773)	
(Decrease) in payable to broker dealer	(19,856)	
Noncash compensation paid	2,600	
Increase in payroll taxes paid	85	
Net cash used by operating activities		$ (29,739)
Cash Flows From Investing Activities:		
Inflows		
Sale of Limited Liability Company	85,338	
	85,338	
Outflows		
Purchase of investment securities	51,123	
Purchase of property and equipment	2,487	
Purchase of other investments	3,900	
	57,510	
Net cash provided by investing activities		27,828
Net Decrease in Cash and Cash Equivalents		(1,911)
Cash and Cash Equivalents, July 1, 2001		228,429
Cash and Cash Equivalents, June 30, 2002		$226,518

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Income taxes	$ 27,032
Interest	$ 0

The accompanying notes are an integral part of these financial statements.

1. Accounting Policies

A summary of the major accounting policies followed by the Company in preparation of the accompanying financial statements is set forth below:

The Company is engaged primarily in the brokerage and investment advisory business.

Securities transactions, along with related income and expenses, are recorded on a trade date basis.

Furniture and equipment are stated at cost. Oil and gas properties are stated at cost using the full cost method of accounting.

Depreciation is calculated using the straight-line method on the basis of the cost of the assets, generally over their estimated useful lives. The company uses statutory accelerated methods in reporting depreciation for income tax purposes.

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and depreciation and depletion, are recognized in different years for financial and tax reporting purposes.

For purposes of the statement of cash flows, the Company considers checking accounts and mutual fund money market accounts to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Securities Owned

The Company's securities owned consists of securities, primarily common stocks, which are readily marketable.

All securities are stated at quoted market values. Appropriate deferred income taxes have been provided for unrealized appreciation/(depreciation).

3. Income Taxes

The net deferred income tax liability in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$19,278
Deferred tax asset	0
Net deferred tax liability	$19,278

The deferred tax liability results from the use of accelerated methods of depreciation of property and equipment, and differences relating to the valuation of investment securities.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of $502,283, which was $402,283 in excess of its required net capital of $100,000. The Company's net capital ratio was .016 to 1.

5. Operating Leases

The company leases its office space under a noncancellable lease that expires in April 2006. The lease requires monthly rental payments of $1,116. Rental expense for the year ended June 30, 2002 was $13,396.

Lease commitments under noncancellable leases in future years are as follows:

Year Ended	Amount
June 30, 2003	$13,396
June 30, 2004	13,396
June 30, 2005	13,396
June 30, 2006	11,163
Total	$51,351

6. Concentrations

The Company invests most of its cash and cash equivalents in mutual fund money market accounts. The accounts are not Federally insured.

KIRK SECURITIES CORPORATION

Schedule 1

COMPUTATION OF NET CAPITAL
JUNE 30, 2002

Capital:		
Stockholders' equity		$597,355
Add deferred income taxes		19,278
Total		616,633
Deductions:		
Non-liquid assets:		
Prepaid expenses	$ 1,263	
Fixed assets - net	8,639	
Other investments	33,200	
Membership	3,500	
Total Non-liquid assets		46,602
Haircuts - Investment securities		67,748
Total Deductions		114,350
Net Capital		502,283
Required Net Capital		100,000
Excess Net Capital		$402,283
Aggregate Indebtedness		$ 7,818
Ratio of Aggregate Indebtedness to Net Capital		.016 to 1
Excess Net Capital at 1000%		$501,501

Note: There were no material differences between the above Computation and the Company's Computation.

KIRK SECURITIES CORPORATION

Schedule 2

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS FOR THE YEAR ENDED JUNE 30, 2002

The Corporation claims an exemption from Rule 15c3-3 under Section (K) (2) (B); all customer transactions are cleared through another broker, Maplewood Investment Advisors, on fully disclosed basis.

Because of said exemption there are no material differences in the Reserve Requirements.

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

HANKINS, POWERS, EASTUP
DEATON & TONN
A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977

TEL. (940) 387-8563
FAX (940) 383-4746

INDEPENDENT AUDITORS' REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Kirk Securities Corporation
Denton, Texas

In planning and performing our audit of the financial statements of Kirk Securities Corporation (the Company), for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hankins, Powers, Eastup, Deaton & Tonn

Hankins, Powers, Eastup, Deaton & Tonn
A Professional Corporation
Certified Public Accountants

August 20, 2002

KIRK SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

JUNE 30, 2002